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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 52606

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Grace Financial Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

83 Jobs Lane
(No. and Street)

Southampton	New York	11968
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum — (Area Code -- Telephone No.) 212.897.1694

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name -- *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

GRACE FINANCIAL GROUP LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

OATH OR AFFIRMATION

I, **Brian Villante**, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of **Grace Financial Group LLC**, as of **December 31**, 20 **13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Managing Member

Title

WILLIAM A. ROME
Notary Public, State of New York
No. 02RO5078790
Qualified in Westchester County
Commission Expires June 2, 2015

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRACE FINANCIAL GROUP LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITOR'S REPORT

To the Members
Grace Financial Group LLC

We have audited the accompanying statement of financial condition of Grace Financial Group LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grace Financial Group LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Emphasis-of-Matter Regarding Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the statement of financial condition, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 28, 2014

GRACE FINANCIAL GROUP LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets	
Due from clearing brokers	$ 875,142
Fixed assets (net of accumulated depreciation of $124,571)	48,824
Due from member	117,486
Due from related party	2,514
Employee receivables	1,378
Prepaid expenses and other assets	71,539
Total assets	$ 1,116,883
Liabilities and Members' Equity	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 464,813
Commissions payable	9,847
Loan payable to bank	250,000
Total liabilities	724,660
Commitments and contingencies (Notes 8, 9, 10)	
Members' equity	392,223
Total liabilities and members' equity	$ 1,116,883

See accompanying notes to statement of financial condition

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Grace Financial Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and an introducing broker registered with the Commodity Futures Trading Commission ("CFTC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the National Futures Association, NYSE ARCA Inc., NASDAQ Stock Market, and the BATS Exchange Inc.

The Company provides execution services for hedge funds, money managers, registered investment advisors, institutional clients, and high net worth individuals.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company records securities transactions and related commission income and expenses on a trade-date basis.

Use of Estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

Deferred Rent
The total amount of rent under the operating lease is reflected in operations on the straight-line method over the life of the lease. The difference between rental expense recorded and the amount of rent actually paid is recorded as deferred rent (see Note 9).

Fair Value Measurements
GAAP establishes a disclosure hierarchy that categorizes the inputs to valuation techniques used to value assets and liabilities at the measurement date. Fair value is defined as the price that the Company would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market of the investment. The accounting rules establish a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset, including assumptions about risk, for example, the

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

risk inherent in a particular valuation technique used to measure fair value including a pricing model and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset and liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs, which are significant to the overall situation.

The three-tier hierarchy of inputs is summarized below:

Level 1: Quoted prices in active markets for identical investments

Level 2: Other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the primary exchange such securities are traded, unless there is no activity, in which case the mean between the last reported bid and the last reported ask price is used. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures established by the Company. At December 31, 2013, the Company did not own any investments in securities.

NOTE 3. EMPLOYEE RECEIVABLES

Employee receivables include advances to employees. The advances are generally short-term in duration and are recovered from the commissions generated by the employees. Advances are non-interest bearing. At December 31, 2013, the advances aggregating $1,378 were considered to be fully recoverable by the Company.

NOTE 4. RECEIVABLES FROM CLEARING BROKERS

At December 31, 2013, amounts due from the Company's clearing brokers (see Note 5) represent required clearing deposits under the clearing agreements.

NOTE 5. OFF-BALANCE-SHEET AND CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities and securities transactions, primarily for institutional customers. The Company's transactions are collateralized and are executed with and on behalf of broker-dealers and other financial institutions and are introduced for clearance to other broker-dealers (clearing brokers) on a fully disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their obligations pursuant to securities transactions can be directly impacted by the volatility of the securities markets. In the event that a customer does not fulfill its obligation, the Company is exposed to credit risk. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. As of December 31, 2013, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company's cash is held at its clearing brokers and is subject to the credit risk of the clearing brokers.

NOTE 6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2013:

Furniture	$ 5,720
Equipment	62,536
Software	1,537
Leasehold improvement	103,602
	173,395
Less: accumulated depreciation and amortization	(124,571)
	$ 48,824

NOTE 7. INCOME TAXES

As a limited liability company, each member is responsible for reporting income or loss based upon the member's respective share of the Company's revenues and expenses. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company is no longer subject to federal, state or local tax examinations by taxing authorities for years before 2010.

NOTE 8. BANK LOAN

The Company has an unsecured line of credit in the amount of $250,000 with a commercial bank for short-term operating needs. In accordance with the agreement, the outstanding balance accrues interest at the prime rate of interest plus 1%. The loan is renewable annually. At December 31, 2013, the outstanding balance was $250,000. The loan is guaranteed by the managing member of the Company. Interest expense for the year ended December 31, 2013, was $10,772.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under an operating lease that expires in February 2016. The lease is subject to escalations for real estate taxes and operating expenses. The approximate future minimum payments required as of December 31, 2013, are as follows:

2014	$	65,238
2015		67,186
2016		11,252

Rent expense incurred under leases for the year ended December 31, 2013, recorded on a straight-line basis, amounted to approximately $60,000. Deferred rent at December 31, 2013 was approximately $12,000 and is included in accounts payable, accrued expenses and other liabilities.

Contingencies

During 2012 the Company filed an arbitration claim against one of its clearing brokers and its successor, alleging breach of obligations under the clearing agreement between the Company and the clearing broker, which resulted in the Company losing customers and commission revenue. Hearings on this claim have been scheduled for early April 2014. Accordingly, management and its counsel are unable to determine the potential outcome of this claim and whether the Company will recover anything from the Company's former clearing firm.

During 2013 the Company initiated an action to vacate a FINRA arbitration award ("Award") against the Company in the amount of $51,000. The former customer filed a cross-petition to confirm the Award. Oral arguments relating to the appeal are scheduled for May 2014. Given the uncertainty involved in the litigation process, management and its counsel are unable to determine the potential outcome of this appeal. At December 31, 2013, $51,000 has been accrued by the Company.

In December 2013, a FINRA arbitration was initiated against the Company to recover losses the party received in connection with the failure to deliver certain securities executed on a foreign stock exchange. Management asserts that the failure to deliver was caused by the Company's former clearing broker and has determined to vigorously contest the allegations in the Arbitration. Management and its counsel are unable to determine the potential outcome of this claim or quantify the amount or range of the potential financial impact, if any, which might result from the resolution of the claim. Accordingly, no adjustment has been made in the Company's accompanying statement of financial condition.

NOTE 9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company is involved in other claims and legal actions arising in the normal course of business. Management does not expect that the outcome of these cases will have a material effect on the Company's financial position.

NOTE 10. GOING CONCERN

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. The Company has incurred a significant operating loss in 2013. Continued losses without further capital infusion could place the Company at risk of not being able to meet the SEC's Uniform Net Capital Rule (Rule 15c3-1, "Net Capital Requirements for Brokers or Dealers") in the future. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management has initiated measures to increase revenues and reduce operating costs. In addition, the Company is presently discussing selling additional member units to an investor to raise capital and expanding its business relationships with existing customers. The Company believes these efforts, along with reducing operating expenses in 2013, will lead to improved cash flow during 2014 and increased capital for regulatory purposes. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 11. MEMBERS' EQUITY

Pursuant to its operating agreement (the "agreement"), the Company has two classes of member interests, Class A and Class B. Net income and distributions, as defined in the agreement, are to be made first to Class A members to repay all original capital contributions and to repay all outstanding loans made by Class A members to the Company, and second, (a) 90% among Class A members in proportion to the number of Class A units held and (b) 10% among Class B members in proportion to the number of Class B units held. Profits and losses are allocated among the members as provided for in the agreement.

The Company's equity purchase plan (the "Plan"), established in 2008, permits individuals employed with the Company more than four years to purchase Class B interests in the Company. Pursuant to the Plan, eligible employees may acquire up to a total of 10% of the Company's authorized membership units based on a calculated value for the Company as set forth in the Plan. Class B members have voting rights proportionate to the percentage of their acquired interests to the total. In accordance with the Plan, should the Company be sold, the proceeds from the sale are to be distributed first to the Class A members for their capital investment, with any remaining proceeds distributed in proportion to the Class A and Class B member capital interests. At December 31, 2013, no Class B member capital interests were outstanding.

NOTE 12. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2013, the Company's net capital was $150,414 which exceeded the minimum net capital requirement by $102,103. The Company's percentage of aggregate indebtedness to net capital was 482% at December 31, 2013.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2013, the Company's net capital as noted above also exceeded the minimum net capital required under Regulation 1.17 of $48,311 by $102,103.

NOTE 13. RELATED-PARTY TRANSACTIONS

The Company advanced funds to a member in the amount of $117,486 and to an affiliate in the amount of $2,514. Both advances are non-interest bearing and have no specific repayment terms.

NOTE 14. EMPLOYEE BENEFITS

The Company sponsors a 401(k) retirement plan for the benefit of participating employees. The plan covers all employees meeting certain eligibility requirements. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2013.